August 31, 2009

By U.S. Mail and facsimile: (732) 244-9012

John R. Garbarino
Chairman, President and Chief Executive Officer
OceanFirst Financial Corp.
975 Hooper Avenue
Toms River, New Jersey 08753

> **Re:** **OceanFirst Financial Corp.**
> **Form 10-K for fiscal year ended December 31, 2008**
> **Form 10-Q for the period ended June 30, 2009**
> **File Number 001-11713**

Dear Mr. Garbarino:

We have reviewed the above referenced filing and related materials and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In other comments, where indicated, we think you should revise your document in response to these comments in future filings. In your response, please indicate your intent to include the requested revision in future filings and provide us a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosures. After reviewing this information, we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.   In the future, please include all sections incorporated into your 10-K from your annual report as part of your Exhibit 13. In particular, we note that the Shareholder Information section used to incorporate your response to Item 5 of Form 10-K does not appear to be part of your Exhibit 13.

Origination, Sale, Servicing and Purchase of Loans, page 5

2.   Noting your liability for the repurchase of loans, please tell us and revise future filings to disclose the following:

- Please disclose updated information of your remaining total potential repurchase liability at each balance sheet date.

- Please disclose the amount of loans repurchased in each period, including the resulting loss.

- Please disclose the material assumptions relied on determining the reserve for potential loses on loans that may have to be repurchased, including a comparison of your assumptions to actual repurchases, clarifying and supporting why your assumptions are reasonable.

Exhibit 13. Financial Statements

Note 3. Investments Securities Available for Sale, page 29

3.   We note the significant deterioration in the value of the corporate debt securities and the unrecognized loss greater than 12 months. Please tell us and revise future filings to include the following:

- Please identify the eight issuers, their individual credit ratings at December 31, 2008 (including the lowest rating if there are multiple ratings), and the amount of your investment in each. Please provide updated credit rating information for each quarter in 2009.

- Please provide a more detailed discussion of management's analysis that was performed to determine that the impairments were other than temporary, including a discussion of how management considered illiquidity of the securities and severity and duration of the unrecognized losses. Provide updated discussions for each quarter in 2009, including how changes in credit ratings between periods were considered in your analysis.

Note 14. Fair Market Measurements, page 36

4.   Noting the discussion of the illiquidity of your corporate bonds in your Form 10-K, please tell us and revise future filings to clarify how you determined that none of these securities should be classified as Level 3 under SFAS 157. Include a discussion of management's policy and procedures for reviewing information obtained from third party pricing vendors and security industry sources to ensure that the assumptions used to value these securities are reasonable and that no unobservable inputs were used in determining those assumptions, which would result in a Level 3 classification.

Item 11. Executive Compensation

Compensation Discussion and Analysis, page 22 of Definitive Proxy Statement on Schedule 14A

5.   We note that your disclosure that performance metrics for your cash incentive awards for 2008 were based on return on equity, efficiency ratio, fee income and internal audit scores and what annual incentive payouts were made to each of your principal executive officers.

Please provide us with proposed revised disclosure and confirm that you will disclose the targets, trigger values and actual results of the performance goals for the relevant periods in future filings.

To the extent you believe that disclosure of the performance measures is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance measures and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

Grants of Plan-Based Awards, page 28 of Definitive Proxy Statement on Schedule 14A

6.   Please remove in future filings the column captioned "Closing Market Price of Shares on the Date of Grant" as it is not part of the required table. Refer to Item 402(d) of Regulation S-K. If you have used the closing price to value the options, please revise the footnotes of the table accordingly. Please refer to instruction 3 of Item 402(d).

Item 13. Certain Relationships and Related Transactions and Director Independence, page 43 of Definitive Proxy Statement on Schedule 14A

7.   We note your disclosure in this section that you offer residential loans to executive officers on terms not available to the public. Please provide the staff with the information required by Section 404(a)(1-6) of Regulation S-K for transactions with related parties in excess of $120,000 that were not made on the same terms (including interest rates and fees charged) as those available to *persons not related to the lender*. Please represent to the staff that this disclosure will be included in future filings with the SEC.

Form 10-Q for the period ended June 30, 2009

Changes in Stockholders' Equity, page 3

8.   We note that you report an unrecognized loss on securities available for sale of $1,106,000, net of a tax benefit, in determining comprehensive income for the period ended June 30, 2009. Please tell us and revise future filings to clarify why you have apparently added back that loss to net income to arrive at total comprehensive income rather than subtracting it.

Note 11. Issuance of Preferred Stock, page 12

9.   You state on page 13 that you allocated the proceeds from the issuance of the preferred stock to the preferred stock and the warrants based on their relative fair values. Please address the following regarding this disclosure:

*   Clearly identify the methodology and assumptions used to calculate the fair value of the preferred stock.

*   Quantify the discount rate used to value the preferred stock.

*   Clearly identify the methodology and assumptions used to value the warrants.

* * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR. Please furnish a cover letter that keys your response to our comments, provide any requested information and provide us drafts of proposed revisions to future filings in response to our comments. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions on accounting matters to Paul Cline at 202-551-3851, or to Kevin Vaughn, Accounting Branch Chief, at 202-551-3494. Please direct any other questions to Eric Envall at 202-551-3234, or to me at 202-551-3419.

Sincerely,

Christian Windsor
Special Counsel
Office of Financial Services